

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

September 16, 2014

<u>**Via Email**</u>
Sabastian Niles, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Re: **Darden Restaurants, Inc.
Definitive Additional Soliciting Materials on Schedule 14A
Filed September 9, 10, 11, & 12, 2014
File No. 001-13666**

**Current Report on Form 8-K
Filed September 9, 2014
File No. 001-13666**

Dear Mr. Niles:

We have reviewed your filings and have the following comments.

<u>General</u>

1. Please be advised that we continue to await a response to outstanding comments included in our September 8, 2014 comment letter.

2. Refer to the current report on Form 8-K filed on September 9, 2014, which includes a press release and two sets of investor presentation materials. It does not appear that such materials have been filed under cover of Schedule 14A. Please refer to Rule 14a-6 and make the requisite filing.

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. In the first of the aforementioned presentation materials filed on September 9, 2014, the Board asserts that none of Starboard's proposals would enhance shareholder value. In future filings, please recharacterize such statements as your opinion. Also, please provide us supplementally with support for assertions regarding your views on the viability of a separation of the Specialty Restaurants Group and franchising alternatives, which were outlined in slides 12-15 of the presentation.

*   *   *

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via email):   Joel Trotter, Esq.
                 Latham & Watkins, LLP